Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces Filing of Form 15F to
Terminate SEC Reporting Obligations

Company to Maintain SIX Swiss Exchange Listing, U.S. ADR Program, and U.S. OTCQB Quotation

GENEVA (DEC. 13, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today announced that it intends to file a Form 15F with the United States Securities and Exchange Commission (SEC) on December 17, 2024. This filing seeks to terminate the registration of its ordinary shares under Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and its reporting obligations under Section 15(d) of the Exchange Act.

This filing will not affect the Company’s listing on the SIX Swiss Exchange, where its shares will continue to be traded. Relief will also continue to maintain its Level 1 American Depositary Receipt (ADR) program, with its shares and ADRs continuing to be quoted on the U.S. over-the-counter market (OTCQB).

Upon filing the Form 15F, Relief's reporting obligations with the SEC, including the filing of annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended. Relief expects these obligations will be fully terminated 90 days following submission of the Form 15F. Relief remains current with its reporting requirements under the Exchange Act, and information regarding the Company, including financial reports and press releases, will continue to be available in English on its website at www.relieftherapeutics.com.

In 2021, Relief filed a Form 20-F registration statement with the SEC to support a potential listing of its securities on a U.S.-regulated stock exchange. As previously reported, the Company subsequently decided not to pursue this listing, and after further evaluation, has now concluded that maintaining its SEC registration is no longer beneficial. This decision will allow Relief to reduce its compliance costs and maintain flexibility in pursuing its strategic objectives. If in future the Company elects to conduct a transformative business transaction, it may reassess pursuit of a regulated exchange listing in the United States.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

1 / 2

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including whether the Company’s reporting obligations with the SEC will be fully terminated 90 days after its filing of the Form 15F, and those factors described in Relief’s filings with the SIX Swiss Exchange and the SEC could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

2 / 2